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                               December 24, 2020

       John Rodin
       Chief Executive Officer
       Longview Acquisition Corp.
       767 Fifth Avenue, 44th Floor
       New York, NY 10153

                                                        Re: Longview
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 27,
2020
                                                            File No. 333-250995

       Dear Mr. Rodin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Risk Factors, page 46

   1. Please include a separate risk factor addressing the potential consequences resulting from the potential waiver of
conditions to the merger.
       Directors and officers of Longview have potential conflicts of interest..., page 46

   2. Please expand your discussion to disclose the officers' and directors' aggregate average investment per share.
In addition, clarify that in addition to Longview's officers and directors being at
risk to lose their entire investment if the transaction is not approved, their significantly
lower investment per share in their Longview shares results in a difference between a
transaction that increases the value of the officers' and directors'
                                                        investment and a
transaction that increases the value of the public shareholders'
 John Rodin
FirstName LastNameJohn   Rodin
Longview Acquisition Corp.
Comapany24,
December  NameLongview
              2020        Acquisition Corp.
December
Page 2    24, 2020 Page 2
FirstName LastName
         investment.
Background of the Business Combination, page 105

3. We note your disclosure that you made a financing and acquisition proposal for a subsidiary of a publicly traded global healthcare company. Please expand the discussion to disclose the reasons why this alternative target was not ultimately pursued. We also note your disclosure that Longview ceased contact with other business combination targets when the non-binding letter of intent with Butterfly was executed. Please disclose how many other potential target businesses Longview was in contact with at that time, what stage of negotiation they were in, why the Board decided to pursue a transaction with
         Butterfly over the alternatives that existed at the time and what factors the Board considered to make that decision.
4. Please revise to discuss the negotiations regarding the enterprise value and the other material terms from the draft letter of intent from Longview until execution of the merger agreement.
Conditions to Closing of the Business Combination, page 120

5. Please identify the closing conditions that are subject to waiver. Representations and Warranties, page 122

6. Please expand your discussion to describe the representations and warranties. For example, what has Longview represented or warranted with respect to organization and qualification, litigation, material contracts, etc.?
Survival of Representations, Warranties and Covenants, page 128

7. We note your disclosure that none of the representations and warranties contained in the
         Merger Agreement will survive the effective time of the Merger. Please include appropriate risk factor disclosure.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4 -- Pro Forma Adjustments, page 156

8. Please revise footnote a.(3) here on page 156 as well as the narrative introduction on page
         150 to more clearly discuss the terms of the Forward Purchase Agreement. Revise to provide examples of the levels of redemption which would result in full, zero, and partial execution of the Forward Purchase Agreement.
Business of New Butterfly, page 173

9.       We note your disclosure that you have a strong net promoter score
(NPS) of 72. Please
         explain what the NPS measures and how it is calculated. Please put this number into perspective for investors and discuss why you view an NPS score of 72 as a positive
 John Rodin
Longview Acquisition Corp.
December 24, 2020
Page 3
         indicator.
Industry & Market Opportunity, page 181

10. Please revise the pie chart and legend on page 182 to better identify the colors used to differentiate the unit mix.
Butterfly iQ, iQ+ and Related Technology, page 192

11. Please revise to disclose the material foreign jurisdictions where Butterfly has patents and pending patent applications.
Exclusive (Equity) Agreement with Leland Stanford Junior University, page 193

12. Please revise to disclose the royalty term or how it is determined and when the last licensed patent is currently expected to expire.
COVID-19, page 211

13. Your disclosure provides various examples of the impact of the pandemic on your results of operations. To the extent possible, revise this section and/or your comparative results of operations sections to provide quantification of the impact of the pandemic on your revenues and expenses for the periods presented.
Description of Certain Components of Financial Data
Research and developmemnt (R&D), page 215

14. You disclose on page F-45 that your R&D activities related to both developing new products and improving existing products. Revise to separately quantify your R&D expense between development of new product candidates versus improvement of existing candidates. For the amounts related to the development of new product candidates, revise to provide a breakdown for each of the significant new product candidates. If you do not track R&D expense by product candidate, disclose that fact and consider providing a breakdown of your R&D expense by expense type.
Results of Operations, page 216

15.      We note the variances in Butterfly   s loss from operations and net
losses. Under separate
         captions, please expand your disclosure to explain to investors the reasons for the variances in the loss from operations and net losses for each period presented. Also disclose any known material trends affecting those line items for the periods presented.
Certain Relationships
FirstName  LastNameJohn and Related
                             Rodin Party Transactions, page 272
Comapany
16.         NameLongview
       Please file the ARTSA   Acquisition
                                 and TSEACorp.
                                           as exhibits or tell us why you
believe they are
       not required  to
December 24, 2020 Page 3be filed.
FirstName LastName
 John Rodin
FirstName LastNameJohn   Rodin
Longview Acquisition Corp.
Comapany24,
December  NameLongview
              2020        Acquisition Corp.
December
Page 4    24, 2020 Page 4
FirstName LastName
Policies and Procedures for Related Party Transactions, page 276

17. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
General

18. Please revise the section titled Market and Industry Data to clearly state that you are liable for the information included in your registration statement. Please also remove the statements that "Butterfly cannot assure you of the accuracy and completeness of such information" and "you should be aware that any such market, industry and other similar data may not be reliable."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Rachel D. Phillips, Esq.